

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2018

Zeshu Dai
Chief Executive Officer
China Xiangtai Food Co., Ltd.
c/o Chongqing Penglin Food Co., Ltd.
Xinganxian Plaza
Building B, Suite 21-1
Lianglukou, Yuzhong District 400800
Chongqing, People's Republic of China

> **Re: China Xiangtai Food Co., Ltd.**
> **Post-Effective Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed November 20, 2018**
> **File No. 333-226990**

Dear Ms. Dai:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment of Form F-1 filed November 20, 2018

General

1.   It appears that this post-effective amendment was filed to update the financial information in your Form F-1, which last contained audited financial statements for the fiscal year ended June 30, 2017. As a continuous offering, Item 8.A. of Form 20-F requires the audited financial statements to not be more than 15 months old. Thus continuous offerings must be suspended during periods when the financial statements are not current. Please tell us whether you engaged in the offer or sale of your securities between October

1, 2018 and the present, during which time the financial statements in the prospectus were not current.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure